Exhibit 99.2

April 5, 2013

Mr. Harrison Blacker

President

Dejour Energy (USA) Corp.

1401 17th Street, Suite 300

Denver, CO 80202

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado- Amended in Response to SEC Comments

Dear Hal:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County, Colorado and the South Rangely Field Area, Rio Blanco County, Colorado. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2012. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. This report was completed on February 15, 2012, with revisions in response to SEC comments completed on the date of this letter, April 5, 2013.

In general, Proved Developed Non Producing (PDNP) reserves have been assigned to the South Rangely Federal 36-24A well, and Proved Undeveloped (PUD) reserves have been assigned to 77 total well locations. Of the PUD locations, 72 well locations are in the Kokopelli Field Area and five well locations are in the South Rangely Field Area. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized below.

5757 Central Ave.	Suite D	Boulder, Co. 80301 USA	1-303-443-2209	FAX 1-303-443-3156	http://www.gustavson.com

Mr. Harrison Blacker

April 5, 2013

Summary of Net Reserves and Projected Before Tax Cash Flow

		Net	Net		Net Present Value,
		Condensa	Heavy	Net	thousands of US$
	Net Gas	te	NGL	Ethane	Discounted at
	Reserves	Reserves	Reserves	Reserves
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non- Producing, Flat Pricing	158	0	6	8	577	282	218

Proved Undeveloped, Flat Pricing	41,156	287	1,617	2,232	134,689	32,621	17,151
Total Proved, Flat Pricing	41,314	287	1,623	2,240	135,266	32,903	17,369

The proportion of the Company’s total reserves represented by the reserves included in this report is shown below.

		Company Net Proved Reserves
Location of Reserves					Oil	Proportion of
		Gas	Condensate	NGL	Equivalent	Oil Eq.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBOE)	Reserves
United States	Colorado	41,314	287	3,863	11,036	96%
Total Company					11,482	100%

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

Kokopelli Field Area Assumptions, Garfield County, Colorado

Proved Undeveloped (PUD) reserves have been assigned to locations within the area delineated by successful wells and logged net pay, limited to the number of wells in Dejour’s five-year plan, comprising 72 locations with a drilling schedule starting with 8 wells drilled in the 4th quarter of 2012, and 16 wells per year in 2013 through 2016. Significant upside to this amount includes an additional 21 locations that could be considered PUD but for the requirement in the latest SEC guidelines for commitment to drill within five years. The estimated ultimate recovery (EUR) for each location was based on the average performance of 65 wells in the immediate area. Many of these wells were completed in multiple zones, including Williams Fork, Rollins, Cozette, and Corcoran. The average EUR was based on the average composite performance of the total well production from each well, 978 MMCF.

This model includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report you provided. We have accounted for gas shrinkage and lower BTU after processing: all gas reserves volumes tabulated in this report are after shrinkage. We have also forecast NGL production as a ratio of gas production based on the liquids content displayed in the gas sample report, including 95% of the ethane and 100% of all heavier hydrocarbons.

Mr. Harrison Blacker

April 5, 2013

Drilling was assumed to begin in May 2012, with expected drilling and completion costs of $1,637M per well. Initially, four wells are assumed to be drilled per month for two months in the 4th quarter of 2012, coming on line two months after drilling. This program is followed by the drilling of 16 wells per year in 2013 through 2016.

Operating costs are estimated at $2,000 per well per month based on our experience with similar wells in the area. Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing1 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and the differential to Colorado Interstate Gas (CIG) mainline pricing. Cost and prices were held flat. The price for ethane of $0.72/gallon was provided by the client and checked against public data sources. Heavier NGL prices were assumed to be 78.7% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee. Prices are summarized below.

Product	Price
Condensate	$89.19/bbl
Natural Gas	$3.14/MSCF
Ethane	$30.24/bbl
Heavier NGLs	$43.18/bbl
Weighted average total NGLs	$35.68/bbl

Dejour’s interests in the Kokopelli Field Area are reported to be 71.43% working interest with a 20% royalty burden for net revenue interest of 57.14%.

The estimated net reserves volumes and associated net cash flow estimates for the Kokopelli Field Area are summarized below.

			Net		Net Present Value,
			Heavy	Net	thousands of US$
	Net Gas	Net Oil	NGL	Ethane	Discounted at
	Reserves	Reserves	Reserves	Reserves
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Undeveloped, Flat Pricing	40,235	287	1,584	2,186	132,304	32,077	16,926

1 http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

April 5, 2013

South Rangely Field Area Assumptions, Rio Blanco County, Colorado

The South Rangely 36-24A well was drilled and completed in late December 2011. Colorado wildlife restrictions prevent oil and gas activity until spring of 2012. Dejour anticipates that the production equipment, pipeline infrastructure and hook-up will be completed in May 2012. We have assumed that the well will start producing in June 2012. We have assigned Proved Developed Non Producing (PDNP) reserves to the South Rangely Federal 36-24A well. We have also assigned Proved Undeveloped reserves to 5 well locations that are direct offsets to the South Rangely 36-24A well.

The estimated ultimate recovery (EUR) for the South Rangely Federal 36-24A and each of the undeveloped well locations was based on the average decline parameters from 28 wells in the immediate area, 460 MMCF. All of the analog wells are producing from the Mancos B formation and are located within three miles of the South Rangely Federal 36-24A. The EUR was based on the average decline curve parameters for each well and the average composite performance of the production from each well.

This evaluation includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report provided by the client. We have accounted for gas shrinkage and lower BTU after processing: all gas reserves volumes tabulated in this report are after shrinkage. We have also forecast heavy NGL and ethane production as a ratio of gas production based on the liquids content displayed in the gas sample report.

It was assumed that the South Rangely Federal 36-24A well will start producing in June 2012. At your request we have included a capital cost of $175,000 for the pipeline infrastructure and production equipment. The economics presented for the South Rangely 36-24A well, represent cash flows from the effective date, and so include Dejour’s share of completion and equipment costs but not drilling costs. It was assumed that one undeveloped well location would be drilled in April 2013, coming on line two months after drilling. Expected drilling and completion costs of $800M per well were assumed. That would be followed by the drilling of two wells in April 2014 and two wells in April 2015. Operating costs are estimated at $1,200 per well per month as provided by the client and supported by our experience with similar wells in the area.

Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing2 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and CIG differential. Cost and prices were held flat. The price for ethane of $0.72/gallon was provided by the client and checked against public data sources. Heavier NGL prices were assumed to be 73.9% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee. Prices are summarized below.

2 http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

April 5, 2013

Product	Price
Condensate	$89.19/bbl
Natural Gas	$3.14/MSCF
Ethane	$30.24/bbl
Heavier NGLs	$60.01/bbl
Weighted average total NGLs	$42.84/bbl

We understand that for the South Rangely Federal 36-24A well Dejour Energy had a before drilling and completion interest of 50.0%. This includes a carry agreement with Robert L. Bayless Producer LLC. Dejour’s interests in the South Rangely Federal 36-24A after drilling and completion are reported to be 42.5% working interest with a 20% royalty burden for net revenue interest of 34.4%. It is our understanding that the carry agreement only applies to the South Rangely Federal 36-24A well and Dejour’s interests in the South Rangely Field Area are reported to be 42.5% working interest with a 20% royalty burden for net revenue interest of 34.4%.

The estimated net reserves volumes and associated net cash flow estimates for the South Rangely Field Area are summarized below.

A summary cash flow for each pricing scenario is included in Tables 1 through 4. Note that ethane and heavier NGLs are summed in these tables, and the NGL prices shown are average for the entire NGL stream.

			Net Heavy	Net	Net Present Value,
	Net Gas	Net Oil	NGL	Ethane	thousands of US$
	Reserves	Reserves	Reserves	Reserves	Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non- Producing, Flat Pricing	158	0	6	8	577	282	218

Proved Undeveloped, Flat Pricing	921	0	33	46	2,385	544	225
Total, Flat Pricing	1,078	0	39	53	2,962	826	443

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Mr. Harrison Blacker

April 5, 2013

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

GUSTAVSON ASSOCIATES, LLC

Letha C. Lencioni, P.E.

Vice-President, Petroleum Engineering

Registered Professional Engineer, State of Colorado, # 29506

Table 1 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves, Flat Pricing

PROVED DEVELOPED NON-PRODUCING RESERVES	DATE	:	2/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	:	10:40:00
	DBS	:	Dejour1-12
	SETTINGS	:	Dejour
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	INTEREST	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	0.000	47.306	35.167	0.000	16.261	1.395	0	3.14	42.84	110.825	11.328	175.000	-75.502	-75.502	-73.319
12-2013	0.000	55.813	270.587	0.000	19.186	1.646	0	3.14	42.84	130.756	15.273	0.000	115.483	39.980	26.779
12-2014	0.000	39.609	412.413	0.000	13.616	1.168	0	3.14	42.84	92.793	12.616	0.000	80.178	120.158	89.959
12-2015	0.000	30.685	508.459	0.000	10.548	0.905	0	3.14	42.84	71.886	11.152	0.000	60.734	180.893	133.466
12-2016	0.000	25.030	583.565	0.000	8.604	0.738	0	3.14	42.84	58.640	10.225	0.000	48.415	229.308	164.995

12-2017	0.000	21.127	498.610	0.000	7.262	0.623	0	3.14	42.84	49.494	9.585	0.000	39.910	269.217	188.622
12-2018	0.000	18.270	349.965	0.000	6.280	0.539	0	3.14	42.84	42.802	9.116	0.000	33.686	302.903	206.752
12-2019	0.000	16.090	284.615	0.000	5.531	0.475	0	3.14	42.84	37.694	8.759	0.000	28.935	331.839	220.910
12-2020	0.000	14.371	244.023	0.000	4.940	0.424	0	3.14	42.84	33.667	8.477	0.000	25.190	357.029	232.114
12-2021	0.000	12.981	215.539	0.000	4.462	0.383	0	3.14	42.84	30.412	8.249	0.000	22.163	379.192	241.076

12-2022	0.000	11.835	194.141	0.000	4.068	0.349	0	3.14	42.84	27.727	8.061	0.000	19.666	398.858	248.305
12-2023	0.000	10.873	177.334	0.000	3.738	0.321	0	3.14	42.84	25.473	7.903	0.000	17.570	416.428	254.177
12-2024	0.000	10.055	163.704	0.000	3.456	0.297	0	3.14	42.84	23.556	7.769	0.000	15.787	432.215	258.973
12-2025	0.000	9.350	152.381	0.000	3.214	0.276	0	3.14	42.84	21.905	7.653	0.000	14.252	446.467	262.909
12-2026	0.000	8.737	142.796	0.000	3.003	0.258	0	3.14	42.84	20.469	7.553	0.000	12.916	459.383	266.152

S TOT	0.000	332.132	4233.299	0.000	114.171	9.797	0	3.14	42.84	778.100	143.717	175.000	459.383	459.383	266.152

AFTER	0.000	127.388	2340.660	0.000	43.789	3.757	0	3.14	42.84	298.436	176.441	4.250	117.745	577.128	281.808

TOTAL	0.000	459.520	6573.959	0.000	157.960	13.554	0	3.14	42.84	1076.536	320.158	179.250	577.128	577.128	281.808

	OIL	GAS
GROSS WELLS	0	1
GROSS ULT., MB & MMF	0	459.52
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	0	459.52
NET RES., MB & MMF	0	157.96
NET REVENUE, M$	0	495.995
INITIAL PRICE, $	0	3.14
INITIAL N.I., PCT.	0	34.375

		P.W. %	P.W., M$
LIFE, YRS.	40.42	5	384.558
DISCOUNT %	10	10	281.808
UNDISCOUNTED PAYOUT, YRS.	1.65	15	217.899
DISCOUNTED PAYOUT, YRS.	1.73	20	174.017
UNDISCOUNTED NET/INVEST.	4.22	25	141.868
DISCOUNTED NET/INVEST.	2.67	30	117.24
RATE-OF-RETURN, PCT.	100	40	81.96
INITIAL W.I., PCT.	42.5	60	40.657
		80	17.64
		100	3.303

Table 2 Summary Cash Flow Forecast, All Proved Undeveloped, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	:	2/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	:	10:39:59
	DBS	:	Dejour1-12
	SETTINGS	:	Dejour
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	INTEREST	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	35.169	1.536	215.238	20.165	89.19	3.14	35.68	1532.264	124.402	9354.472	-7946.609	-7946.609	-7401.508
12-2013	20.678	2945.619	274.657	11.816	1672.358	156.554	89.19	3.14	35.74	11900.443	1076.606	19048.943	-8225.105	-16171.715	-14607.286
12-2014	31.517	4567.871	425.336	18.009	2575.838	240.922	89.19	3.14	35.81	18321.482	1810.059	19388.943	-2877.523	-19049.238	-16950.635
12-2015	38.857	5692.066	529.575	22.203	3209.938	299.966	89.19	3.14	35.88	22821.543	2414.653	19680.145	726.749	-18322.488	-16504.059
12-2016	44.596	6472.222	602.597	25.482	3663.674	342.525	89.19	3.14	35.84	26053.461	2922.461	18708.943	4422.062	-13900.426	-13676.339

12-2017	38.104	5506.346	512.842	21.773	3119.891	291.765	89.19	3.14	35.82	22189.555	2823.419	0.000	19366.139	5465.712	-2211.102
12-2018	26.744	3881.116	361.353	15.282	2196.222	205.336	89.19	3.14	35.84	15618.249	2363.430	0.000	13254.815	18720.527	4922.705
12-2019	21.750	3159.164	294.116	12.428	1787.094	167.078	89.19	3.14	35.84	12708.468	2159.745	0.000	10548.724	29269.252	10083.953
12-2020	18.648	2708.670	252.175	10.656	1532.145	143.241	89.19	3.14	35.84	10895.488	2032.836	0.000	8862.653	38131.902	14026.036
12-2021	16.472	2391.774	222.677	9.412	1352.942	126.491	89.19	3.14	35.84	9621.235	1943.639	0.000	7677.595	45809.500	17130.557

12-2022	14.836	2153.393	200.491	8.477	1218.203	113.898	89.19	3.14	35.84	8663.178	1876.574	0.000	6786.603	52596.105	19625.318
12-2023	13.552	1966.002	183.050	7.744	1112.315	103.999	89.19	3.14	35.84	7910.292	1823.872	0.000	6086.415	58682.520	21659.295
12-2024	12.510	1813.975	168.902	7.148	1026.425	95.973	89.19	3.14	35.83	7299.602	1781.125	0.000	5518.474	64200.992	23335.820
12-2025	11.645	1687.662	157.147	6.654	955.069	89.304	89.19	3.14	35.83	6792.248	1745.610	0.000	5046.641	69247.633	24729.621
12-2026	10.912	1580.722	147.196	6.235	894.661	83.659	89.19	3.14	35.83	6362.736	1715.544	0.000	4647.193	73894.820	25896.422

S TOT	323.510	46903.285	4367.283	184.854	26532.010	2480.876	89.19	3.14	35.83	188690.219	28613.975	86181.445	73894.820	73894.820	25896.422

AFTER	178.874	25809.479	2404.093	102.209	14623.746	1367.750	89.19	3.14	35.81	104014.812	42681.457	539.186	60794.172	134689.047	32621.184

TOTAL	502.384	72712.758	6771.376	287.062	41155.758	3848.626	89.19	3.14	35.82	292705.031	71295.430	86720.633	134688.984	134689.047	32621.184

	OIL	GAS
GROSS WELLS	0	77
GROSS ULT., MB & MMF	502.384	72712.75
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	502.384	72712.75
NET RES., MB & MMF	287.062	41155.766
NET REVENUE, M$	25603.068	129229.172
INITIAL PRICE, $	89.19	3.14
INITIAL N.I., PCT.	56.85	56.85

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5	62787.066
DISCOUNT %	10	10	32621.184
UNDISCOUNTED PAYOUT, YRS.	5.72	15	17150.938
DISCOUNTED PAYOUT, YRS.	6.31	20	8204.233
UNDISCOUNTED NET/INVEST.	2.55	25	2644.614
DISCOUNTED NET/INVEST.	1.49	30	-966.989
RATE-OF-RETURN, PCT.	28.66	40	-5016.071
INITIAL W.I., PCT.	71.07	60	-7748.250
		80	-8119.618
		100	-7835.503

Table 3 Summary Cash Flow Forecast, Proved Undeveloped, Kokopelli Field Area, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	:	2/10/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	DATE	:	2/10/2012
KOKOPELLI FIELD AREA	TIME	:	15:32:21
	DBS	:	Dejour1-12
	SETTINGS	:	SETDATA

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	PRODUCTION	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	35.169	1.536	215.238	20.165	89.19	3.14	35.68	1532.264	124.402	9354.472	-7946.609	-7946.609	-7401.508
12-2013	20.678	2898.314	270.598	11.816	1656.097	155.159	89.19	3.14	35.68	11789.618	1065.278	18708.943	-7984.603	-15931.212	-14391.715
12-2014	31.517	4417.446	412.430	18.009	2524.129	236.485	89.19	3.14	35.68	17969.078	1772.131	18708.943	-2512.001	-18443.215	-16434.115
12-2015	38.857	5446.219	508.481	22.203	3111.969	291.560	89.19	3.14	35.68	22153.863	2339.357	18708.943	1105.565	-17337.648	-15699.398
12-2016	44.596	6250.693	583.590	25.482	3571.644	334.629	89.19	3.14	35.68	25426.256	2842.715	18708.943	3874.603	-13463.045	-13228.198

12-2017	38.104	5340.729	498.632	21.773	3051.691	285.913	89.19	3.14	35.68	21724.756	2755.042	0.000	18969.715	5506.669	-1997.652
12-2018	26.744	3748.559	349.980	15.282	2141.926	200.677	89.19	3.14	35.68	15248.208	2301.685	0.000	12946.518	18453.188	4970.227
12-2019	21.750	3048.580	284.628	12.428	1741.959	163.205	89.19	3.14	35.68	12400.867	2102.371	0.000	10298.496	28751.684	10009.044
12-2020	18.648	2613.787	244.034	10.656	1493.518	139.927	89.19	3.14	35.68	10632.238	1978.567	0.000	8653.671	37405.355	13858.174
12-2021	16.472	2308.683	215.548	9.412	1319.181	123.594	89.19	3.14	35.68	9391.151	1891.691	0.000	7499.458	44904.816	16890.664

12-2022	14.836	2079.490	194.150	8.477	1188.221	111.326	89.19	3.14	35.68	8458.848	1826.430	0.000	6632.417	51537.230	19328.748
12-2023	13.552	1899.463	177.341	7.744	1085.353	101.686	89.19	3.14	35.68	7726.542	1775.168	0.000	5951.370	57488.602	21317.594
12-2024	12.510	1753.469	163.711	7.148	1001.932	93.872	89.19	3.14	35.68	7132.682	1733.598	0.000	5399.080	62887.680	22957.848
12-2025	11.645	1632.190	152.388	6.654	932.633	87.379	89.19	3.14	35.68	6639.345	1699.065	0.000	4940.282	67827.961	24322.275
12-2026	10.912	1529.515	142.802	6.235	873.965	81.883	89.19	3.14	35.68	6221.689	1669.829	0	4551.861	72379.82	25465.141

S TOT	323.510	45343.824	4233.482	184.854	25909.455	2427.460	89.19	3.14	35.68	184447.422	27877.332	84190.250	72379.820	72379.820	25465.141

AFTER	178.874	25071.340	2340.761	102.209	14325.764	1342.183	89.19	3.14	35.68	101983.992	41545.281	514.296	59924.426	132304.250	32076.682

TOTAL	502.384	70415.172	6574.243	287.062	40235.219	3769.643	89.19	3.14	35.68	286431.438	69422.609	84704.547	132304.25	132304.25	32076.682

	OIL	GAS
GROSS WELLS	0	72
GROSS ULT., MB & MMF	502.384	70415.172
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	502.384	70415.172
NET RES., MB & MMF	287.062	40235.23
NET REVENUE, M$	25603.068	126338.68
INITIAL PRICE, $	89.19	3.14
INITIAL N.I., PCT.	57.14	57.14

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5	61651.262
DISCOUNT %	10	10	32076.684
UNDISCOUNTED PAYOUT, YRS.	5.71	15	16926.072
DISCOUNTED PAYOUT, YRS.	6.29	20	8166.321
UNDISCOUNTED NET/INVEST.	2.56	25	2721.069
DISCOUNTED NET/INVEST.	1.49	30	-819.025
RATE-OF-RETURN, PCT.	28.84	40	-4795.549
INITIAL W.I., PCT.	71.43	60	-7499.122
		80	-7887.855
		100	-7629.401

Table 4 Summary Cash Flow Forecast, Proved Undeveloped, South Rangely Field Area, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	:	2/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	:	15:32:17
SOUTH RANGELY FIELD AREA	DBS	:	Dejour1-12
	SETTINGS	:	Dejour
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	INTEREST	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	0.000	0.000	0.000	0.000	0.000	0.000	0	0	0	0.000	0.000	0.000	0.000	0.000	0.000
12-2013	0.000	47.306	4.059	0.000	16.261	1.395	0	3.14	42.84	110.825	11.328	340.000	-240.502	-240.502	-215.570
12-2014	0.000	150.425	12.906	0.000	51.709	4.437	0	3.14	42.84	352.407	37.928	680.000	-365.522	-606.024	-516.517
12-2015	0.000	245.847	21.094	0.000	97.968	8.406	0	3.14	42.84	667.679	75.295	971.200	-378.816	-984.841	-804.659
12-2016	0.000	221.529	19.007	0.000	92.029	7.896	0	3.14	42.84	627.203	79.746	0.000	547.458	-437.383	-448.139

12-2017	0.000	165.618	14.210	0.000	68.200	5.852	0	3.14	42.84	464.798	68.377	0.000	396.421	-40.962	-213.448
12-2018	0.000	132.557	11.373	0.000	54.296	4.659	0	3.14	42.84	370.042	61.745	0.000	308.298	267.335	-47.521
12-2019	0.000	110.584	9.488	0.000	45.134	3.873	0	3.14	42.84	307.602	57.374	0.000	250.228	517.564	74.910
12-2020	0.000	94.883	8.141	0.000	38.627	3.314	0	3.14	42.84	263.250	54.269	0.000	208.981	726.545	167.865
12-2021	0.000	83.090	7.129	0.000	33.760	2.897	0	3.14	42.84	230.084	51.947	0.000	178.137	904.682	239.896

12-2022	0.000	73.902	6.341	0.000	29.981	2.572	0	3.14	42.84	204.331	50.145	0.000	154.186	1058.868	296.575
12-2023	0.000	66.540	5.709	0.000	26.962	2.313	0	3.14	42.84	183.749	48.704	0.000	135.045	1193.913	341.705
12-2024	0.000	60.506	5.191	0.000	24.492	2.101	0	3.14	42.84	166.921	47.526	0.000	119.395	1313.308	377.977
12-2025	0.000	55.472	4.759	0.000	22.435	1.925	0	3.14	42.84	152.903	46.545	0.000	106.358	1419.666	407.352
12-2026	0.000	51.207	4.394	0.000	20.696	1.776	0	3.14	42.84	141.047	45.715	0.000	95.332	1514.998	431.287

S TOT	0.000	1559.467	133.801	0.000	622.552	53.416	0	3.14	42.84	4242.842	736.644	1991.200	1514.998	1514.998	431.287

AFTER	0.000	738.134	63.332	0.000	297.982	25.567	0	3.14	42.84	2030.817	1136.176	24.890	869.751	2384.749	544.499

TOTAL	0.000	2297.600	197.133	0.000	920.534	78.983	0	3.14	42.84	6273.659	1872.820	2016.090	2384.749	2384.749	544.499

	OIL	GAS
GROSS WELLS	0	5
GROSS ULT., MB & MMF	0	2297.601
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	0	2297.601
NET RES., MB & MMF	0	920.533
NET REVENUE, M$	0	2890.476
INITIAL PRICE, $	0	3.14
INITIAL N.I., PCT.	40.065	40.065

		P.W. %	P.W., M$
LIFE, YRS.	43.42	5	1135.811
DISCOUNT %	10	10	544.499
UNDISCOUNTED PAYOUT, YRS.	6.13	15	224.87
DISCOUNTED PAYOUT, YRS.	7.39	20	37.912
UNDISCOUNTED NET/INVEST.	2.18	25	-76.455
DISCOUNTED NET/INVEST.	1.35	30	-147.964
RATE-OF-RETURN, PCT.	21.66	40	-220.523
INITIAL W.I., PCT.	49.78	60	-249.129
		80	-231.762
		100	-206.103